EXHIBIT 12.4

ROGERS CABLE INC.

FINANCIAL STATEMENT SCHEDULE
SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands of Canadian dollars)

	Balance,
	beginning of	Charged to costs				Balance,
	year	and expenses		Deductions		end of year

Allowance for doubtful accounts receivable

Year ended December 31:
2001	5,435	13,741	(1)	(11,711)	(2)	7.465
2002	7,465	18,626	(1)	(15,971)	(2)	10,120
2003	10,120	20,028	(1)	(21,810)	(2)	8,338

Notes:

(1)	Represents increase in allowance for doubtful accounts receivable charged to expense.

(2)	Represents the accounts receivable written-off against the allowance for doubtful accounts receivable.